Exhibit 99.1

STEALTHGAS INC. REPORTS THIRD QUARTER AND NINE MONTHS 2024

FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, November 25, 2024. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the third quarter and nine months ended September 30, 2024.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

All-time record Net Income of $55.7 million for the nine months of 2024, a 29.3% increase compared to the same period last year. Strong profitability continued for the third quarter, with Net income of $12.1 million corresponding to a basic EPS of $0.33.

•

Revenues increased by 16.7% compared to the same period of last year to $40.4 million for the third quarter of 2024, despite a decrease in utilization mainly due to four vessels undergoing drydock during the third quarter of 2024 compared to zero vessels last year.

•

Further increased period coverage. About 65% of fleet days for 2025 are already secured on period charters, with total fleet employment days for all subsequent periods generating over $220 million (excl. JV vessels) in contracted revenues.

•	Continued reducing leverage, making $106.6 million in debt repayments during the first nine months of 2024. Currently, 25 out of 28 vessels in the fully owned fleet are unencumbered.

•	Maintaining ample cash and cash equivalents (incl. restricted cash) of $77.4 million as of September 30, 2024 enabling the Company to further reduce debt.

Third Quarter 2024 Results1:

•

Revenues for the three months ended September 30, 2024 amounted to $40.4 million compared to revenues of $34.7 million for the three months ended September 30, 2023, based on an average of 27.0 vessels and 27.6 vessels owned by the Company, respectively, as the vessels remaining in the fleet earned higher revenues due to better market conditions.

•

Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2024 were $2.9 million and $12.3 million, respectively, compared to $2.4 million and $12.3 million, respectively, for the three months ended September 30, 2023. The $0.5 million increase in voyage expenses was mainly due to bunker expenses, while the vessels’ operating expenses remained stable between 2024 and 2023.

•

Drydocking costs for the three months ended September 30, 2024 and 2023 were $2.9 million and $0.06 million, respectively. Drydocking expenses during the third quarter of 2024 mainly relate to the completed drydocking of four vessels, while the drydocking of one vessel was still in progress, compared to no drydocking of vessels in the same period of last year.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•

General and administrative expenses for the three months ended September 30, 2024 and 2023 were $2.7 million and $1.7 million, respectively. The change is mainly attributed to the increase in stock-based compensation expense.

•

Depreciation for the three months ended September 30, 2024 and 2023 was $6.5 million and $5.5 million, respectively, a $1.0 million increase despite the decrease in average number of vessels owned by the Company, as the Company partly replaced some of the older vessels with newer and larger ones which have a higher cost.

•

Net gain on sale of vessels for the three months ended September 30, 2024 was nil compared to $4.7 million for the same period last year, which was primarily due to the sale of two of the Company’s vessels during the three months ended September 30, 2023.

•

Interest and finance costs for the three months ended September 30, 2024 and 2023, were $1.8 million and $2.5 million, respectively. The $0.7 million decrease from the same period of last year is primarily due to continued debt prepayments.

•

Equity earnings in joint ventures for the three months ended September 30, 2024 and 2023 was a gain of $1.1 million and $0.9 million, respectively. The $0.2 million increase was primarily due to slightly higher revenues due to better market conditions.

•

As a result of the above, for the three months ended September 30, 2024, the Company reported net income of $12.1 million, compared to net income of $15.7 million for the three months ended September 30, 2023. The weighted average number of shares outstanding, basic, for the three months ended September 30, 2024 and 2023 was 35.2 million and 37.3 million, respectively.

•	Earnings per share, basic, for the three months ended September 30, 2024 amounted to $0.33 compared to earnings per share, basic, of $0.41 for the same period of last year.

•

Adjusted net income was $14.2 million corresponding to an Adjusted EPS, basic, of $0.38 for the three months ended September 30, 2024 compared to Adjusted net income of $12.0 million corresponding to an Adjusted EPS, basic, of $0.31 for the same period of last year.

•	EBITDA for the three months ended September 30, 2024 amounted to $19.7 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 27.0 vessels were owned by the Company during the three months ended September 30, 2024 compared to 27.6 vessels for the same period of 2023.

Nine months 2024 Results:

•

Revenues for the nine months ended September 30, 2024, amounted to $123.8 million, an increase of $14.4 million, or 13.2%, compared to revenues of $109.4 million for the nine months ended September 30, 2023, based on an average of 27.0 vessels and 30.1 vessels owned by the Company, respectively, as the vessels remaining in the fleet earned higher revenues due to better market conditions.

•

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2024 were $8.4 million and $36.2 million, respectively, compared to $9.9 million and $40.2 million for the nine months ended September 30, 2023. The $1.5 million decrease in voyage expenses was mainly due to the decrease in spot days, while the $4.0 million decrease in vessels’ operating expenses was mainly due to the decrease in the average number of owned vessels in our fleet.

•

Drydocking costs for the nine months ended September 30, 2024 and 2023 were $3.5 million and $2.6 million, respectively. The costs for the nine months ended September 30, 2024 mainly related to the completed drydocking of four vessels while one vessel was still in progress, while the costs for the same period of last year mainly related to the completed drydocking of three of the larger handysize of vessels.

•

General and administrative expenses for the nine months ended September 30, 2024 and 2023 were $7.3 million and $3.7 million, respectively. The change is mainly attributed to the increase in stock-based compensation expense.

•

Depreciation for the nine months ended September 30, 2024, was $19.5 million, a $1.4 million increase from $18.1 million for the same period of last year, as the Company partly replaced some of the older vessels with newer and larger vessels which have a higher cost.

•

Impairment loss for the nine months ended September 30, 2024 and 2023 were nil and $2.8 million, respectively, relating to two vessels for which the Company had entered into separate agreements to sell them to third parties during the nine months ended September 30, 2023.

•

Gain on sale of vessels for the nine months ended September 30, 2024 was $0.05 million compared to $7.6 million for the same period last year. The decrease is attributed to the sale of four of the Company’s vessels during the nine months ended September 30, 2023 compared to the sale of two vessels during the nine months ended September 30, 2024, which had been classified as held for sale as of December 31, 2023.

•	Interest and finance costs for the nine months ended September 30, 2024 and 2023 were $7.6 million and $7.6 million, respectively.

•

Equity earnings in joint ventures for the nine months ended September 30, 2024 and 2023 was a gain of $15.2 million and a gain of $11.4 million, respectively. The $3.8 million increase from the same period of last year is mainly due to a profitable sale of one of the Medium Gas carriers owned by one of our joint ventures.

•

As a result of the above, the Company reported a net income for the nine months ended September 30, 2024 of $55.7 million, compared to a net income of $43.0 million for the nine months ended September 30, 2023. The weighted average number of shares outstanding, basic, for the nine months ended September 30, 2024 and 2023 was 35.2 million and 37.8 million, respectively.

•	Earnings per share, basic, for the nine months ended September 30, 2024 amounted to $1.52 compared to earnings per share, basic, of $1.12 for the same period of last year.

•

Adjusted net income was $60.8 million, corresponding to an Adjusted EPS, basic, of $1.67 per share, for the nine months ended September 30, 2024 compared to adjusted net income of $40.0 million, or $1.04 per share, for the same period of last year.

•	EBITDA for the nine months ended September 30, 2024 amounted to $80.4 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 27.0 vessels were owned by the Company during the nine months ended September 30, 2024, compared to 30.1 vessels for the same period of 2023.

As of September 30, 2024, cash and cash equivalents (including restricted cash) amounted to $77.4 million and total debt amounted to $86.4 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements (of three or more months duration):

•	An eighteen months time charter extension for its 2007 built LPG carrier Gas Flawless, until Jul 2026.

•	A twelve months time charter for its 2008 built LPG carrier Gas Defiance, until Dec 2025.

•	A twelve months time charter for its 2015 built LPG carrier Eco Galaxy, until Sep 2025.

•	A six months time charter for its 2012 built LPG carrier Gas Esco, until Mar 2025.

•	A three months time charter for its 2014 built LPG carrier Eco Chios, until Mar 2025.

As of November 2024, the Company has total contracted revenues of approximately $220 million.

For 2025 the Company has circa 65% of fleet days secured under period contracts and contracted revenues of approximately $100 million.

In late September 2024, the joint venture owning the vessel Gas Shuriken entered into an agreement to sell the vessel to a third party. The delivery of the vessel is expected to take place in January 2025.

On November 4, 2024, the debt facility on the vessels Gas Shuriken and Gas Defiance, owned through a joint venture, matured and was paid off. Immediately following the debt repayment, the Company also acquired full control of the vessel Gas Defiance purchasing it from its joint venture partner, as such the vessel going forward will be part of the Company’s fully owned fleet.

CEO Harry Vafias Commented

Our Company had another quarter of high performance during the seasonally weaker summer months. We managed to increase revenues by 17% compared to last year even though there was a heavy drydock schedule during the third quarter that reduced our fleet’s utilization. So far this year we have announced record profits and with the market strengthening during the winter we are on track for another record year. There is continuing interest from charterers on period coverage and we now have contract coverage of 65% for 2025, securing approximately $100 million in revenues for next year. Particularly in Europe, where the majority of our fleet is located, period rates for pressurized vessels are at historical highs. Currently 25 vessels in our fleet are unencumbered. We have focused on our strategic goal of deleverage and as of the end of the third quarter we had $86 million in loans and $77 million in cash, a testament to the Company’s strong financial position.

Conference Call details:

On November 25, 2024 at 10:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Conference call participants should pre-register using the below link to receive the dial-in numbers and a personal PIN, which are required to access the conference call.

https://register.vevent.com/register/BI100bc15449d24af9a07d7a07d0210040

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

StealthGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. has a fleet of 32 LPG carriers, including four Joint Venture vessels in the water. These LPG vessels have a total capacity of 354,188 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.” Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended September 30, 2023 and September 30, 2024.

FLEET DATA	Q3 2023	Q3 2024	9M 2023	9M 2024
Average number of vessels (1)	27.6	27.0	30.1	27.0
Period end number of owned vessels in fleet	27	27	27	27
Total calendar days for fleet (2)	2,537	2,484	8,214	7,402
Total voyage days for fleet (3)	2,529	2,381	8,125	7,231
Fleet utilization (4)	99.7%	95.9%	98.9%	97.7%
Total charter days for fleet (5)	2,351	2,260	7,337	6,665
Total spot market days for fleet (6)	178	121	788	566
Fleet operational utilization (7)	96.9%	92.6%	96.6%	95.5%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before loss/gain on derivatives excluding swap interest paid/received, impairment loss, net gain/loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net gain/loss on sale of vessels, share based compensation and loss/gain on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

(Expressed in United States Dollars, except number of shares)	Third Quarter Ended September 30th,		Nine months Periods Ended September 30th,
	2023	2024	2023	2024
Net Income - Adjusted Net Income
Net income	15,740,616	12,145,425	43,047,783	55,663,650
Less gain on derivatives	(197,247)	—	(493,355)	(99,286)
Plus swap interest received	217,754	—	607,042	208,127
Less net gain on sale of vessels	(4,719,796)	—	(7,645,781)	(46,384)
Plus impairment loss	—	—	2,816,873	—
Plus share based compensation	920,688	2,017,049	1,649,189	5,120,512
Adjusted Net Income	11,962,015	14,162,474	39,981,751	60,846,619
Net income - EBITDA
Net income	15,740,616	12,145,425	43,047,783	55,663,650
Plus interest and finance costs	2,481,489	1,783,067	7,612,283	7,636,676
Less interest income	(834,799)	(695,222)	(2,759,952)	(2,363,435)
Plus depreciation	5,549,825	6,492,714	18,141,842	19,478,138
EBITDA	22,937,131	19,725,984	66,041,956	80,415,029
Net income - Adjusted EBITDA
Net income	15,740,616	12,145,425	43,047,783	55,663,650
Less gain on derivatives	(197,247)	—	(493,355)	(99,286)
Less net gain on sale of vessels	(4,719,796)	—	(7,645,781)	(46,384)
Plus impairment loss	—	—	2,816,873	—
Plus share based compensation	920,688	2,017,049	1,649,189	5,120,512
Plus interest and finance costs	2,481,489	1,783,067	7,612,283	7,636,676
Less interest income	(834,799)	(695,222)	(2,759,952)	(2,363,435)
Plus depreciation	5,549,825	6,492,714	18,141,842	19,478,138
Adjusted EBITDA	18,940,776	21,743,033	62,368,882	85,389,871
EPS - Adjusted EPS
Net income	15,740,616	12,145,425	43,047,783	55,663,650
Adjusted net income	11,962,015	14,162,474	39,981,751	60,846,619
Weighted average number of shares, basic	37,332,943	35,241,126	37,815,107	35,200,732
EPS - Basic	0.41	0.33	1.12	1.52
Adjusted EPS - Basic	0.31	0.38	1.04	1.67

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	Quarters Ended September 30,		Nine month Periods Ended September 30,
	2023	2024	2023	2024
Revenues
Revenues	34,653,846	40,445,006	109,388,521	123,795,068
Expenses
Voyage expenses	1,951,151	2,420,995	8,550,984	6,914,953
Voyage expenses - related party	426,428	499,366	1,353,380	1,527,237
Vessels’ operating expenses	12,102,515	12,058,117	39,516,125	35,556,412
Vessels’ operating expenses - related party	199,000	209,000	703,000	662,502
Drydocking costs	62,409	2,881,407	2,614,010	3,456,942
Management fees - related party	1,072,119	1,063,519	3,483,120	3,169,200
General and administrative expenses	1,652,958	2,657,696	3,673,358	7,298,960
Depreciation	5,549,825	6,492,714	18,141,842	19,478,138
Impairment loss	—	—	2,816,873	—
Net gain on sale of vessels	(4,719,796)	—	(7,645,781)	(46,384)

Total expenses	18,296,609	28,282,814	73,206,911	78,017,960

Income from operations	16,357,237	12,162,192	36,181,610	45,777,108

Other (expenses)/income
Interest and finance costs	(2,481,489)	(1,783,067)	(7,612,283)	(7,636,676)
Gain on derivatives	197,247	—	493,355	99,286
Interest income	834,799	695,222	2,759,952	2,363,435
Foreign exchange loss	(29,894)	(33,519)	(162,893)	(96,290)

Other expenses, net	(1,479,337)	(1,121,364)	(4,521,869)	(5,270,245)

Income before equity in earnings of investees	14,877,900	11,040,828	31,659,741	40,506,863
Equity earnings in joint ventures	862,716	1,104,597	11,388,042	15,156,787

Net Income	15,740,616	12,145,425	43,047,783	55,663,650

Earnings per share
- Basic	0.41	0.33	1.12	1.52

- Diluted	0.41	0.33	1.12	1.52

Weighted average number of shares
- Basic	37,332,943	35,241,126	37,815,107	35,200,732

- Diluted	37,436,333	35,322,675	37,855,518	35,307,660

StealthGas Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2023	September 30, 2024
Assets
Current assets
Cash and cash equivalents	77,202,843	73,417,570
Trade and other receivables	4,506,741	2,613,904
Other current assets	130,589	8,729
Claims receivable	55,475	55,475
Inventories	1,979,683	1,821,780
Advances and prepayments	1,409,418	1,786,875
Restricted cash	659,137	—
Assets held for sale	34,879,925	—

Total current assets	120,823,811	79,704,333

Non current assets
Advances for vessel acquisitions	23,414,570	—
Operating lease right-of-use assets	99,379	23,692
Vessels, net	504,295,083	604,981,792
Other receivables	48,040	508,548
Restricted cash	5,893,721	3,942,924
Investments in joint ventures	39,671,603	30,858,390
Deferred finance charges	1,105,790	—
Fair value of derivatives	1,858,677	400,436

Total non current assets	576,386,863	640,715,782

Total assets	697,210,674	720,420,115

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	955,567	874,458
Trade accounts payable	9,953,137	10,844,238
Accrued liabilities	5,681,144	4,318,564
Operating lease liabilities	71,173	23,692
Deferred income	5,386,126	7,709,051
Current portion of long-term debt	16,624,473	6,246,426

Total current liabilities	38,671,620	30,016,429

Non current liabilities
Operating lease liabilities	28,206	—
Deferred income	1,928,712	65,535
Long-term debt	106,918,176	80,203,354

Total non current liabilities	108,875,094	80,268,889

Total liabilities	147,546,713	110,285,318

Commitments and contingencies
Stockholders’ equity
Capital stock	453,434	462,937
Treasury stock	(44,453,836)	(44,792,012)
Additional paid-in capital	446,938,868	452,406,127
Retained earnings	145,993,681	201,657,331
Accumulated other comprehensive income	731,814	400,414

Total stockholders’ equity	549,663,961	610,134,797

Total liabilities and stockholders’ equity	697,210,674	720,420,115

StealthGas Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Nine month Periods Ended September 30,
	2023	2024
Cash flows from operating activities
Net income for the period	43,047,783	55,663,650
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,141,842	19,478,138
Amortization of deferred finance charges	1,263,253	659,660
Amortization of operating lease right-of-use assets	70,636	75,687
Share based compensation	1,649,189	5,120,512
Change in fair value of derivatives	317,341	108,841
Proceeds from disposal of interest rate swaps	—	1,018,000
Equity earnings in joint ventures	(11,388,042)	(15,156,787)
Dividends received from joint ventures	14,589,215	21,930,000
Impairment loss	2,816,873	—
Gain on sale of vessels	(7,645,781)	(46,384)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	995,286	1,432,329
Other current assets	227,290	121,860
Inventories	1,500,675	404,631
Changes in operating lease liabilities	(70,636)	(75,687)
Advances and prepayments	(987,802)	(377,457)
Increase/(decrease) in
Balances with related parties	(354,739)	(69,261)
Trade accounts payable	(2,653,718)	713,621
Accrued liabilities	(1,206,302)	(1,362,580)
Deferred income	(1,307,450)	459,748

Net cash provided by operating activities	59,004,913	90,098,521

Cash flows from investing activities
Insurance proceeds	126,666	—
Proceeds from sale of vessels, net	80,109,781	34,679,584
Acquisition and improvements of vessels	(71,729)	(96,572,799)
Maturity of short term investments	26,500,000	—
Return of investments from joint ventures	4,688,785	2,040,000
Advances to joint ventures	(2,636)	—

Net cash provided by/(used in) investing activities	111,350,867	(59,853,215)

Cash flows from financing activities
Proceeds from exercise of stock options	747,500	356,250
Stock repurchase	(8,815,843)	(338,176)
Deferred finance charges paid	(988,166)	(22,167)
Advances to joint ventures	—	(11,848)
Loan repayments	(150,654,446)	(106,624,572)
Proceeds from long-term debt	—	70,000,000

Net cash used in financing activities	(159,710,955)	(36,640,513)

Net decrease in cash, cash equivalents and restricted cash	10,644,825	(6,395,207)
Cash, cash equivalents and restricted cash at beginning of period	69,154,944	83,755,701

Cash, cash equivalents and restricted cash at end of period	79,799,769	77,360,494

Cash breakdown
Cash and cash equivalents	73,216,142	73,417,570
Restricted cash, current	667,458	—
Restricted cash, non current	5,916,169	3,942,924

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	79,799,769	77,360,494